Exhibit 99.2

PRIME MERIDIAN HOLDING COMPANY

COMPENSATION and

NOMINATING

COMMITTEE CHARTER

I.	PREFACE

The Board of Directors of Prime Meridian Holding Company (“Company”) has created a Compensation and Nominating Committee (“Committee”), and has adopted this Compensation and Nominating Committee Charter (“Charter”) on this 16th day of March, 2017.

II.	PURPOSE

The Committee is to act on behalf of the Board of Directors (“Board”) with respect to the compensation of the Company’s executive officers, and relating to the Company’s compensation and personnel policies and programs, including management development and succession plans.

The Committee is to assist the Board in fulfilling its oversight responsibilities by reviewing from time to time the size and composition of the Board and Board committees, identifying individuals for nomination as directors and filling vacancies on the Board of Directors.

III.	MEMBERSHIP

The members of the Committee shall be appointed annually by the Board and shall be comprised of three or more Directors, all but one of whom must meet the independence requirements under the NASDAQ Marketplace Rules (i.e. non-employee outside directors who are free from any relationship that would interfere with the exercise of his or her independent judgment).

IV.	RESPONSIBILITIES – COMPENSATION:

The Committee shall have the following duties and responsibilities:

•	Review and approve, subject to ratification by the Board, corporate goals and objectives relevant to the compensation for the Chief Executive Officer, evaluate the performance of the Chief Executive Officer in light of those goals and objectives, and determine and approve, subject to ratification by the Board, the compensation level, including any bonuses or incentive compensation plans, of the Chief Executive Officer based on this evaluation.

•	Review corporate goals and objectives relevant to the cash compensation for other executive officers, evaluate the performance of those executive officers in light of those goals and objectives, and review the cash compensation level of those executive officers based on this evaluation.

•	In determining the long-term, stock-based incentive compensation component of executive compensation, the Committee shall consider the Company’s performance and relative shareholder return, the value of similar incentive awards to executive officers in comparable positions at comparable financial institutions, and awards given to Company executive officers in past years.

•	Review and recommend to the Board employment agreements, severance agreements, and change in control agreements for senior officers of the Company.

•	Administer equity incentive compensation plans, including the Company’s stock option plans and, upon the direction of the Board any other compensation plans that are established or maintained by the Company from time to time.

•	Make recommendations to the Board with respect to the adoption, amendment, termination, or replacement of compensation plans and policies.

•	Recommend to Board the compensation for Board members, such as director fees, stock options, and other means of compensation, as appropriate, and pursuant to the Company’s compensation guidelines.

•	Review and discuss the “Compensation Discussion and Analysis” disclosure with management when applicable, recommend its inclusion in the Company’s annual proxy statement, if applicable, and prepare a report for inclusion in such proxy statement, if applicable.

•	Align the Company’s compensation policies with a view on the Company’s long- term interests, and avoid short-term rewards for management decisions that could pose undue long-term risks for the Company.

In fulfilling these duties and responsibilities, the Committee shall have full access to the Company’s books, records, facilities, personnel, and outside consultants as needed.

V.	RESPONSIBILITIES – NOMINATING

The Committee shall have the following duties and responsibilities:

•	Review and recommend from time to time any changes to the size and composition of the Board and its committees.

•	Consistent with the provisions of the Articles of Incorporation and the Bylaws, identify and recommend well-qualified individuals for nomination as director or to fill a vacancy on the Board.

•	Consider director nominations properly submitted by the Company’s shareholders in accordance with the procedures set forth in the Bylaws and described in the Company’s proxy statement.

•	Annually review the Board’s committee structure and compositions and make recommendations to the Board regarding the appointment of directors to serve as members of each committee and committee chairpersons, and recommend to the Board additional committee members to fill vacancies as needed.

VI.	AUTHORITY

The Board has delegated to the Committee all powers and authority that are necessary or appropriate in order for the Committee to fulfill its duties and obligations, including the following:

•	Interpretation of compensation plans that have been established for the Company.

•	Establishing rules as the Committee deems necessary or appropriate for the implementation or maintenance of the compensation plans.

•	Determine grants for eligible participants under the compensation plans.

•	Make all other decisions or determinations required of the Committee by the terms of the compensation plans, or as the Committee considers appropriate for the operation of the compensation plans and the distribution of benefits under the compensation plans.

•	Interview and research potential director nominees.

•	Retain professional assistance (i.e. attorneys and compensation consultants) in the evaluation of director and senior executive officer compensation, including authority to retain and terminate any such professional and to approve the professional’s fees and other retention terms.

VII.	PROCEDURES

A majority of the members of the entire Committee shall constitute a quorum. The Committee shall act on the affirmative vote of a majority of members present at a meeting at which a quorum is present. Without a meeting, the Committee may act by unanimous written consent of all members.

VIII.	MEETINGS

The Committee shall meet as frequently as circumstances require, but no less than two times annually. The Committee Chair shall prepare and/or approve an agenda in advance of each meeting. Detailed minutes shall be kept of each Committee meeting. The Committee shall promptly inform the full Board of the actions taken or issues discussed at the meetings, along with providing a copy of the Committee meeting minutes.

IX.	PERFORMANCE REVIEW

The Committee shall conduct an annual performance evaluation of itself, including a review of the Committee’s compliance with this Charter. The Committee shall also annually review and reassess the adequacy of this Charter and recommend any proposed changes to the Board for approval.

The foregoing Compensation and Nominating Committee Charter was approved by the Board of Directors of Prime Meridian Holding Company on March 16, 2017.

/s/ Richard A. Weidner
Richard A. Weidner Chairman of the Board Prime Meridian Holding Company

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